Exhibit 99.1

Nomad Foods Provides Second Quarter 2020 Business Update

FELTHAM, England – June 9, 2020 – Nomad Foods today provided a business update ahead of investor meetings taking place at the dbAccess Virtual Global Consumer Conference on June 10, 2020. Second quarter 2020 performance is tracking ahead of management’s prior expectations with organic revenue growth now expected to increase in the low-double digit percent range. Organic revenue growth increased 14% through the first two months of the second quarter and is expected to remain above historical levels during the month of June.

As previously announced, the Company is scheduled to present on Wednesday June 10, 2020 at 9:00 a.m. ET at the dbAccess Global Consumer Virtual Conference. A video webcast and slides from the presentation will be made available on Nomad Foods’ website at http://www.nomadfoods.com.

This press release includes preliminary results for the first two months of the second quarter of 2020. These preliminary results are based on management’s initial analysis of operations for the two-month period and are subject to change. The Company’s actual financial results for the first two months of the second quarter of 2020 could differ materially from the preliminary estimates provided in this press release as a result of the completion of closing procedures, final adjustments, or other developments arising between now and the time that the Company’s financial results are finalized. The Company cautions that its results for the two-month period may not be indicative of results for future periods.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

Exhibit 99.1

Nomad Foods Limited
Appendix 1: Reconciliation from reported to organic revenue growth

Year on Year Growth – Two Month Period Ended May 31, 2020 compared with May 31, 2019:

Two Months Ended May 31, 2020
YoY Growth
Reported Revenue Growth	13%

Of which:
Organic Revenue Growth	14%
Translational FX (a)	(1)%
Total	13%

(a)  Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward Looking Statements
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding organic growth for the full second quarter of 2020. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i); the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) the commercial success of the Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets and the Company’s ability to accurately forecast the brand’s performance in light of COVID-19; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the United Kingdom and the European Union associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; and (xvi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
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